Filed by Interchange Financial Services Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Bridge View Bancorp
                                                   Commission File No. 001-12165

The following are presentation materials for a conference held on November 19, 2002 by Interchange Financial Services Corporation

(INTERCHANGE LOGO APPEARS HERE)         (BRIDGE VIEW LOGO APPEARS HERE)

                                    Enhancing
                                Shareholder Value

                              Investor Presentation
                                November 19, 2002
                                   TITLE PAGE


INTERCHANGE FINANCIAL SERVICES CORPORATION &
BRIDGE VIEW BANCORP

CONFERENCE CALL INFORMATION:

The senior management team of Interchange Financial Services and Bridge View Bancorp will present an overview of the transaction and respond to investor questions via conference call on November 19, 2002, at 2:00 PM Eastern Standard Time.

       Please call in at least 10 minutes prior to the start of the call.
       _________________________________________________________________

       A taped playback of the call will be available today after 4:00 PM.



          ----------------------------------------------------------------------
          Dial-In                                          Number:1-800-915-4836
          ----------------------------------------------------------------------
          Play-Back Number: 1-800-428-6051 PIN Code: 269236

    (INTERCHANGE LOGO APPEARS HERE)           (BRIDGE VIEW LOGO APPEARS HERE)
                                     PAGE 1

                           FORWARD LOOKING STATEMENT:

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between Interchange Financial Services Corporation and Bridge View

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Bancorp,  including  future  financial  and  operating  results,  cost  savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Interchange's and Bridge View's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes" "expects" "anticipates" "estimates," "intends," "plans" "targets," "project" and similar expressions. These statements are based upon the current beliefs and expectations of Interchange's and Bridge View's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of Interchange and Bridge View will not be
integrated   successfully   or  such   integration   may  be   more   difficult,
time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Interchange's and Bridge View's stockholders to approve the transaction; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause Interchang's and Bridge View's results to differ materially from those described in the forward-looking statements can be found in Interchange's and Bridge View's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and
Exchange    Commission    and    available   at   the   SEC's    Internet   site
(http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Interchange or Bridge View or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Interchange and Bridge View do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Interchange's and Bridge View's stockholders for their consideration and Interchange and Bridge View will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Interchange and Bridge View, a the SEC's Internet site (http:// www.sec.gov). Coies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to

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

Interchange Financial Services Corporation, Corporate Secretary, Park 80 West, Plaza II, Saddle Brook, New Jersey 07663 (201) 703-2265), or to Bridge View Bancorp, Corporate Secretary, 457 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 (201) 871-7800).

Interchange and Bridge View, and their respective directors and executive officers, may be deemed to be participants in the soliciation of proxies from the stockholders of Interchange and their ownership of Interchange common stock is set forth in the proxy statement, dated March 28, 2002, for Interchange's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers, of Bridge View and their ownership of Bridge View common stock is set forth in the proxy statement, dated April 18, 2002, for Bridge View's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

     (INTERCHANGE LOGO APPEARS HERE)         (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 2
                               TRANSACTION SUMMARY

     (INTERCHANGE LOGO APPEARS HERE)         (BRIDGE VIEW LOGO APPEARS HERE)
                                     PAGE 3

TRANSACTION SUMMARY

Transaction:                                              Acquisition of BVB by
                                                          IFSC


Transaction Value*:                                Approximately $86.6
                                                   million (a)

Implied Transaction Price:                         Approx. $22.72 per BVB
                                                   share (a)

Stock Component to Shareholders:                   2,949,719 shares (fixed / ER
                                                   1.29x)

Cash Component to Shareholders:                    $33,528,472 (fixed)

Cash/Stock Election:                               Over or under subscription
                                                   will be prorated
Consideration Mix:                                 Approximately 60% stock /
                                                   40% cash

Walk-Away:                                         20% absolute & 20% index
                                                   decline or 30% absolute

Accounting Treatment:                              Purchase accounting (Core
                                                   deposit premium amortized
                                                   over 7 years SL)

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

   (INTERCHANGE LOGO APPEARS HERE)      (BRIDGE VIEW LOGO APPEARS HERE)

           (a) Based on Interchange stock price on 11/1/02 of $18.00.

                                     PAGE 4


TRANSACTION SUMMARY


Synergies:                                        Estimated $1.8 million
                                                  in annual cost saving
                                                  (approximately 20% of
                                                  BVB's total G&A expenses)
                                                  with 60% realized in 2003
                                                  and 100% realized in 2004.

Restructuring Charges:                            Estimated $1.9 million after
                                                  tax ($2.9 million pre-tax)

Board of Directors:                               Three holding company
                                                  board seats granted to BVB
                                                  and 6 bank board seats

Due Diligence:                                    Comprehensive due
                                                  diligence completed on both
                                                  sides, including credit file
                                                  reviews

Required Approvals:                               By the Federal Reserve
                                                  Bank, NJ Department
                                                  of Banking, FDIC
                                                  and shareholders of both
                                                  companies (BVB for the
                                                  merger and IFSC for th
                                                  issuance of shares)


Expected closing date:                            April 30, 2003

     (INTERCHAGNE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)


                                     PAGE 5

                               TRANSACTION SUMMARY

--------------------------------------------------------------------------------
Deal Value
(based IFSC's stock price $18.00 on 11/18/02):        $86.6 million
Price / 12 Month Trailing Earnings:                    21.0x
Price / 2003 Earnings:                                 17.2x
Price / Tangible Book:                                  3.0x
Deposit Premium:                                       23.8%
Premium over current market value                      13.7%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 6



                                    STRATEGIC
                                    RATIONALE

   (INTERCHANGE LOGO APPEARS HERE)    (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 7



A Clear Vision: The Expansion of our Business Banking Strategy

The merger will:
     -   Expand our small and middle market business operations
     -   Enhance our ability to generate low-cost core deposits


    (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 8


A Strategic Alliance

     -   Combining two high performing commercial banks
                   Interchange   (9/30/02) ROA 1.43% ROE 17.49%
                   Bridge View   (9/30/02) ROA 1.51% ROE 13.68%
                                 (9/30/01) ROA 1.98% ROE 18.07%

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

     -   Similar business models and cultures
     -   Small Business and Commercial loans
     -   Low cost core deposits
     -   Relationship Banking
     - Creates a stronger competitor with a platform that can deliver products and services with better execution than larger banks.

    (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

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                                     PAGE 9

A Strategic Alliance

- Moderate execution risk
      -    Ability to realize cost savings
           Bridge View's customer and market profiles are similar to Interchange
      -    Stable deposit base
- Expands and strengthens position in affluent Bergen County, New Jersey
      -    Entry into eastern Bergen County

      -    High concentration of businesses

      -    Deposit market share potential of $5 billion

   (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 10


Bergen County Market Data
{GRAPHICS OMMITTED}

-   Northeastern NJ adjacent to NYC
-   33,000 businesses
-   330,817 households
-   Median household income $65,000
    -   Ranked 6th in NJ, 31st in the U.S.
-   Median house price $351,000
    -   6th most expensive housing
        market in the U.S.
-   Population per bank branch of 2,000
    -   NJ avg. of 2,800
    Source 2000 Census

   (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

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                                     PAGE 11

Mapping Out Our Future

{GRAPHICS OMMITTED}
-   Expansion into eastern Bergen County

-   IFSC's assets will increase 30% and the branch network will increase by 61%

- 6 of the 11 Bridge View branches were opened during the last three years (4 were opened in 2002)

-   Deposit market share position improves from 12th to 6th for Bergen County

    (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)


BERGEN COUNTY MARKET SHARE
Source: FDIC market share data
------------------------------------------------------------- -------------- -------------- --------------- -------------
 ($ in millions)                                              June 30,
                                                              2001
--------- --------------------------------------------------- -------------- -------------- --------------- -------------
                                                                                Market          No. of         Avg
Rank                       Institution Name                      Deposits       Share          Offices        Branch
--------- --------------------------------------------------- -------------- -------------- --------------- -------------

 1        Fleet Bank (a)                                           $8,934         32.3%            80        $111.7
 2        Hudson City Savings Bank                                  2,329          8.4%            23         101.3
 3        PNC Bank                                                  1,468          5.3%            29          50.6
 4        Valley National Bank                                      1,198          4.3%            34          35.2
 5        Bank of New York                                          1,194          4.3%            37          32.3
 6        Interchange Bank*                                         1,033          3.7%            29          35.6
 7        Ocwen Federal Bank FSB                                      995          3.6%             1         995.2
 8        First Union National Bank                                   984          3.6%            33          29.8
 9        Commerce Bank/North                                         939          3.4%            13          72.2
10        Columbia Savings Bank                                       869          3.1%            11          79.0
11        Boiling Springs Savings Bank (b)                            793          2.9%            10          79.3
12        Hudson United Bank                                          718          2.6%            21          34.2
13        Chase Manhattan Bank                                        674          2.4%            10          67.4
14        Spencer Savings Bank                                        656          2.4%             8          82.0
15        Kearny Federal Savings                                      619          2.2%             5         123.8
          All others                                                4,275         15.4%           107          40.0

          Totals                                                  $27,680        100.0%           451         $61.4
--------- --------------------------------------------------- -------------- -------------- --------------- -------------
(a) Adjusted for Fleet / Summit merger
----------------------------------------------------------------------------------------------------------- -------------
(b) Adjusted for Boiling Springs / Ridgewood Savings merger
-------------------------------------------------------------------------------------------------------------------------

* Proform deposits based on 9/30/02 results

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


   (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

CREATING A STRONGER COMPETITOR
Financial data as of 9/30/02                        Pro Forma
                                                             Combined Company
Assets                                                   $1.2 billion

Gross Loans                                            $801.0 million

Deposits                                                 $1.0 billion

Equity (a)                                             $131.2 million

2003 Projected Net Income
(with 20% of synergies) (b)                             $17.0 million

Market Capitalization (c)                              $229.7 million
(a)  Estimated at time of closing
(b)  Assumes transaction closes on 4/30/03 and excludes merger related charges.
(c) Based on pro forma shares outstanding and IFSC's price of $18.00 as of November 18, 2002.

   (INTERCHANGE LOGO APPEARS HERE)     (BRIGE VIEW LOGO APPEARS HERE)

                                    PROFORMA
                                   FINANCIALS

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

COMPLEMENTS INTERCHANGE'S STRATEGIC FOCUS: BUSINESS BANKING
------------------------- ------------ ------------ -------------- -----------    ----------  ----------
(in thousands)             Interchange  % of Total    Bridge View  %of Total     Pro Forma   % of Total

------------------------- ------------ ------------ -------------- -----------    ----------  ----------

Commercial and                $128,461        20.6%        $33,661        19.1%    $162,122        20.2%
Industrial
------------------------- ------------ ------------ -------------- -----------   ----------   ----------

------------------------- ------------ ------------ -------------- -----------   -----------  ----------
Real Estate:
------------------------- ------------ ------------ -------------- -----------   -----------  ----------
Construction                    11,977         1.9%         14,548         8.2%      $26,525        3.3%
------------------------- ------------ ------------ -------------- -----------   -----------  ----------
1-4 family residential         112,526        18.0%         29,219        16.6%     $141,745       17.7%
------------------------- ------------ ------------  ------------- -----------   -----------  ---------
Home Equity                    127,943        20.5%         21,176        12.0%     $149,119       18.6%
------------------------- ------------ ------------  ------------- -----------   -----------  ---------
Commercial                     223,242        35.7%         74,875        42.4%     $298,117       37.2%
------------------------- ------------ ------------  ------------- -----------   -----------  ---------

------------------------- ------------ ------------  ------------- ----------   -----------  ---------
Consumer                        20,422          3.3%         2,961        1.7%      $23,383        2.9%
------------------------- ------------ ------------  ------------- ----------   -----------  ---------


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Total Loans                   $624,571        100.0%      $176,439      100.0%     $801,010      100.0%
------------------------- ============ ============  =============  =========    ===========  =========

Commercial loans as a             58.2%                       69.8%                    60.8%
percent of total loans
--------------------------------------------------------------------------------------------------------

Note: Data of 9/30/02

   (INTERCHANGE LOGO APPEARS HERE)          (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 16

FUNDED BY LOW-COST DEPOSITS
---------------           ------------ -----------  --------------  ----------   ----------  ----------
(in thousands)             Interchange  % of Total    Bridge View   % of Total    Pro Forma  % of Total
---------------           ------------ -----------  --------------  ----------   ----------  ----------
Non-Interest                   116,857        14.8%         91,942        37.8%    $208,799        20.2%
Bearing
Deposits
---------------           ------------ -----------  --------------  ----------  -----------------------
NOW's, Money                   446,458        56.5%        101,855        41.9%    $548,313        53.1%
Market &
Savings
---------------           ------------ ------------  -------------  ----------- ------------------------
Time Deposits                  226,967        28.7%         49,236        20.3%    $276,203         26.7%
---------------           ------------- -----------  -------------  ----------- ------------ -----------
Total Deposits                $790,282       100.0%       $243,033        100.0% $1,033,315        100.0%
---------------           ============= -----------  =============  =========== ===========  ===========

--------------------------------------------------------------------------------------------------------
Cost of                           2.19%                      0.72%                                 1.84%
Deposits (YTD
2002)
--------------- ------------- ------------- ------------ ------------- ------------ ------------ ------------- -------------

Note: Data of 9/30/02

   (INTERCHANGE LOGO APPEARS HERE)    (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 17


FINANCIAL IMPACT OF COMBINED COMPANIES
-   As structured, the transaction is estimated to be:
    - $0.01 or 1% accretive to GAAP EPS and 7% accretive  to cash EPS for 2003*.
    - $0.07 or 5% accretive to GAAP EPS and 13%  accretive to cash EPS for 2004.
    - Annual cost savings are estimated to be $1.8 million, or 20% of BVB's projected non interest expenses, with 60% realized in 2003 and 100% realized in 2004.
    - No revenue enhancements have been assumed, but opportunities have been identified.

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

    - Efficient use of capital as ROI is estimated to be approximately 2 before revenue enhancements.

*Assumes transaction closes on 4/30/03 and excludes merger related charges.


   (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 18


FINANCIAL IMPACT OF COMBINED COMPANIES



(Dollars in millions, except per share amounts) 2003 (a)       2004
                                               --------     --------

IFCJ Net income                                   $14.1        $15.2
BVB Net income                                     $3.4         $5.7
                                              ---------     --------
      Combined net income                         $17.5        $20.9
                                              ---------     --------

Cost savings                                       $1.1         $1.8
Cost of cash and financing                        -$0.8        -$1.1
New CDI intangible amortization                   -$1.1        -$1.6
Other                                              $0.3         $0.5
                                              ---------     --------
      Proforma net income                         $17.0        $20.5
                                              =========     ========

Proforma earnings
               GAAP EPS                           $1.42        $1.59
               Cash EPS                           $1.51        $1.71

      Earnings estimate (b)                       $1.41        $1.52

      --------------------------------------------------------------------------
      GAAP accretion                                  1%           5%
      Cash accretion                                  7%          13%
      -------------------------------------------------------------------------

      Average diluted shares outstanding            12.0         12.9

     (a) Assumes transaction closes on 4/30/03 and excludes merger related charges. BVB projected net income and proforma adjustments for 2003 reflect only 8 months of financial impact.

     (b) 2003 median estimate and 2004 assumes an 8.5% growth rate.

   (INTERCHANGE LOGO APPEARS HERE)    (BRIDGE VIVEW LOGO APPEARS HERE)

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PRO FORMA FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                At Sept. 30, 2002
-------------------------------------------- --------------------- ------------

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($ in thousands)          Interchange  Bridge View   Pro Forma
-----------------------  ------------  -----------  ----------

Balance Sheet Items:
-------------------------------------  -----------  ----------
Assets                       $920,912     $272,506  $1,153,418
-------------------------------------  -----------  ----------
Loans                         624,571      176,439    $801,010
-------------------------------------  -----------  ----------
Loan Loss Reserve               6,707        1,605      $8,312
-------------------------------------  -----------  ----------
Intangible Assets               1,810            0     $64,040
-------------------------------------  -----------  ----------
Deposit                       790,282      243,034  $1,033,316
-------------------------------------  -----------  ----------
Capital                        79,033       28,743    $131,210
-------------------------------------  -----------  ----------


-------------------------------------  -----------  ----------
Captial Ratios
-------------------------------------  -----------  ----------
Equity/Assets                    8.58%       10.55%      11.38%
-------------------------------------  -----------  ----------
Tangible Equity/Assets           8.39%       10.55%       5.82%
-------------------------------------  -----------  ----------


--------------------------------------------------------------------------------
Asset quality Ratios
--------------------------------------------------------------------------------
NPAs/Loans + OREO                0.65%         N/A        0.50%
-------------------------------------  -----------  ----------
Loan Loss Allowance / NPL's    182.50%         N/A      226.18%
-------------------------------------------- -----------------
Loan Loss Allowance / Loans      1.07%        0.91%       1.04%
-------------------------------------------- -----------------
(a)      Estimated at time of close
     N/A=Non applicable

   (INTERCHANGE LOGO APPEARS HERE)     (BRIDGE VIEW LOGO APPEARS HERE)

                                     PAGE 20

SUMMARY
      Enhances short and long term shareholder value
      Expands and strengthens position in affluent Bergen County, New Jersey Accretive to GAAP and Cash EPS
      Similar cultures and community banking models
      Complementary business lines, products and services
      Moderate execution risk and effective use of capital
      Creates a larger platform to take advantage of potential market expansion into adjacent counties

   (INTERCHANGE LOGO APPEARS HERE)   (BRIDGE VIEW LOGO APPEARS HERE)

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